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MEMORANDUM

TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              November 1, 2006

SUBJECT:           Response to Comments to Form N-1A for JNL Investors Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ ---------------------------------------------------------------------------------------------------------------
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on October 25, 2006 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following.

PROSPECTUS

1. PLEASE MOVE FOOTNOTE 1 FROM THE "SALES CHARGE" TABLE TO BELOW THE TABLE ENTITLED "ANNUAL FUND OPERATING EXPENSES" AND COMBINE THE MANAGEMENT AND ADMINISTRATIVE FEES.

     We have moved  footnote 1 from the "SALES  CHARGE" table to below the table entitled  "ANNUAL FUND OPERATING  EXPENSES."  Additionally we have combined the  Management  and  Administrative  Fee in  the  "ANNUAL  FUND  OPERATING
     EXPENSES"  table for each  fund.  The  following  is the  revised  "FEE AND
     EXPENSES" section:
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                        SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

         SALES CHARGE

         ---------------------------------------------------- ---------------------- ---------------------
                                                                     CLASS A               CLASS C
         ---------------------------------------------------- ---------------------- ---------------------
         ---------------------------------------------------- ---------------------- ---------------------
         Maximum Sales Charge (Load) on Purchases (as a               5.75%                  None
         percentage of offering price)
         ---------------------------------------------------- ---------------------- ---------------------
         ---------------------------------------------------- ---------------------- ---------------------
         Maximum Contingent Deferred Sales Charge (as a             1.00% (1)               1.00%
         percentage of purchase price or redemption price,
         whichever is less)
         ---------------------------------------------------- ---------------------- ---------------------
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                ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

----------------------------------------------------- --------------------- ---------------------
                                                            CLASS A               CLASS C
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Management Fee/Administrative Fee                              0.75%                0.75%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Rule 12b-1 Fee                                                 0.25%                1.00%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Other Expenses (2)                                             0.45%                0.45%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Total Annual Fund Operating Expenses (3)                       1.45%                2.20%
----------------------------------------------------- --------------------- ---------------------
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     1    This charge  applies only to certain Class A shares bought  without an initial  sales charge that are sold within 12 months of purchase.  See
          "Sales Charges and Fees by Share Class".

     2 Other Expenses are based on estimated amounts for the current fiscal year.

     3 JNAM has voluntarily agreed to waive fees and reimburse expenses of the Perspective 5 Fund through October 31, 2007 to limit Net Operating Expenses (excluding brokerage expense and extraordinary expenses) to 1.20% for Class A and 1.95% for Class C. There can be no assurance that JNAM will continue to waive fees and reimburse expenses after October 31, 2007. JNAM may seek restitution from the Fund for fees waived and reimbursed through October 31, 2007; however, such restitution is limited to the extent that it would not cause the Fund to exceed current expense limitations. Provided, however, that a Perspective 5 Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.


2.   PLEASE  MODIFY  THE  SECTION  ENTITLED   "EXPENSE   EXAMPLE"  IN  ORDER  TO
     APPROPRIATELY FOOTNOTE THE EXPENSE WAIVER/REIMBURSEMENT.

     The section entitled "EXPENSE EXAMPLE" has been modified for each fund to read as follows:

     EXPENSE  EXAMPLE.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table  below  shows the  expenses  you  would pay on a $10,000  investment,
     assuming  (1)  5%  annual   return  each  year,   (2)  all   dividends  and
     distributions are reinvested and (3) the Fund operating expenses remain the same (1). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
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--------------------------------------------------------------- ----------------- -----------------
 EXPENSE  EXAMPLE  (IF YOU SELL YOUR SHARES AT THE END OF EACH      CLASS A           CLASS C
PERIOD)
--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------
1 Year                                                                $714              $323
--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------
3 Years                                                             $1,007              $688
--------------------------------------------------------------- ----------------- -----------------

--------------------------------------------------------------- ----------------- -----------------
 EXPENSE  EXAMPLE  (IF YOU DO NOT SELL YOUR  SHARES AT THE END      CLASS A           CLASS C
 OF EACH PERIOD)
--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------
1 Year                                                                $714              $223
--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------
3 Years                                                             $1,007              $688
--------------------------------------------------------------- ----------------- -----------------
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     1    The   above    Expense    Examples    do   not    reflect    any   fee
          waivers/reimbursements.


3.   PLEASE ADD THE PERIOD THAT THE PORTFOLIO MANAGERS MANAGED THE FUNDS.

     We have added the following underscored language for each of the portfolio managers for the Jackson Perspective 5 Fund and Jackson Perspective Optimized 5 Fund:

     Susan Ellison is a Managing Director, Equity Portfolio Management at Mellon Capital. MS. ELLISON HAS BEEN A MANAGER OF THE FUND SINCE ITS INCEPTION. Ms. Ellison is a graduate of San Francisco State University with a Bachelor of Science degree. Ms. Ellison has 18 years of investment experience. She is responsible for the management of all U.S. and international indexed equity portfolios. She is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 18 years.

     Richard A. Brown, CFA, is a Director, Equity Portfolio Management at Mellon Capital. MR. BROWN HAS BEEN A MANAGER OF THE FUND SINCE ITS INCEPTION. Mr. Brown holds a M.B.A. from California State University at Hayward. Mr. Brown has 11 years of investment experience. He co-manages a team of portfolio managers for domestic and international equity indexing funds. Mr. Brown is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 11 years.

     Karen Q. Wong, CFA is a Vice President, Equity Portfolio Management at Mellon Capital. MS. WONG HAS BEEN A MANAGER OF THE FUND SINCE ITS INCEPTION. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 6 years of investment experience. She co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 6 years.

     We have added the following underscored language for each of the portfolio managers for the Jackson Perspective Index 5 Fund:

     Helen Potter, CFA is a Managing Director, Asset Allocation Portfolio Management at Mellon Capital. MS. POTTER HAS BEEN A MANAGER OF THE FUND SINCE ITS INCEPTION. Ms. Potter is a graduate of Claremont McKenna College with a Bachelor of Arts degree. Ms. Potter has 15 years of investment experience. She is responsible for the management of all global and domestic asset allocation portfolios. She is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 10 years.

     Paul Benson, CFA is a Senior Associate, Portfolio Manager/Domestic Asset Allocation at Mellon Capital. MR. BENSON HAS BEEN A MANAGER OF THE FUND SINCE ITS INCEPTION. Mr. Benson holds a B.A., University of Michigan at Ann Arbor and has 11 years of investment experience. He manages the implementation of all U.S. asset allocation strategies. He reviews and measures asset allocation performance and maintains the dividend discount model and asset allocation model. Prior to joining Mellon Capital, Mr. Benson was a senior portfolio associate for 2 1/2 years at PIMCO responsible for conducting portfolio and market analysis. Previously, he was an interest rate derivatives trader with Bankers Trust and WestDeutsche Landesbank for 7 years. Mr. Benson has been with Mellon Capital over a year.


4.   PLEASE ADD THE PERIOD THAT THE PORTFOLIO MANAGERS MANAGED THE FUNDS.

     We have deleted the descriptions of individual members of the management team in their entirety and replaced them with the following for the Jackson Perspective 10 x 10 Fund:

     o Mark D. Nerud was elected President of the Trust, effective January 2007. Mr. Nerud has been a manager of the Fund since its inception. Mr. Nerud has been associated with JNAM and/or its affiliates since 1996. Prior to being elected President, Mr. Nerud was Vice President, Chief Financial Officer and Treasurer of the Trust and other affiliated investment companies advised by JNAM since December 2002. From August 1997 to December 2002, Mr. Nerud was Vice President and Assistant Treasurer of the Trust and other affiliated investment companies. Mr. Nerud has also been the Chief Financial Officer of JNAM since November 2000 and Vice President of Fund Accounting and Administration of Jackson National Life Insurance Company, an affiliate of JNAM and the Trust, since January 2000.

     o William V. Simon was elected Vice President and Assistant Treasurer of the Trust effective January 2007. Mr. Simon has been a manager of the Fund since its inception. Mr. Simon has been associated with JNAM and/or its affiliates since 1996. In addition to being Vice President and Assistant Treasurer, Mr. Simon has been an Assistant Vice President of Jackson National Life Insurance Company, an affiliate of the Trust, since July 2004. From August 2000 through July 2004, Mr. Simon was a Director at Jackson National Life Insurance Company.

     o Daniel W. Koors was elected Vice President, Chief Financial Officer and Treasurer of the Trust effective January 2007. Mr. Koors has been a manager of the Fund since its inception. Mr. Koors has been associated with JNAM and/or its affiliates since August 2006. In addition to being Vice President, Chief Financial Officer and Treasurer, Mr. Koors has been an Assistant Vice President of Jackson National Life Insurance Company, an affiliate of the Trust, since September 2006. Prior to this, Mr. Koors was a Partner of Deloitte & Touche LLP from 2003 to June 2006, and a Senior Manager of Deloitte & Touche LLP from 2000 to 2003.


5. EXPLAIN APPROPRIATENESS OF THE USE OF THE WORD "INDEX" IN THE FUND NAME JACKSON PERSPECTIVE INDEX 5 FUND:

     Rule 35d-1 does not apply to, or codify previous SEC staff positions with respect to, investment company names including the terms "balanced," "index," "small, mid or large capitalization," "international," or "global." However, the release adopting the Rule 35d-1 indicates that SEC staff will continue to scrutinize investment company names using these and other terms not specifically covered by the rule to determine whether they are misleading. Further, a footnote in the release indicates the SEC staff's view that the terms "small, mid or large capitalization" and "index" suggest a focus on a particular type of investment, and funds that use these terms will be subject to an 80% investment requirement.

     The Principal investment objective of the Jackson Perspective Index 5 Fund is to seek to achieve its objective by investing in the securities attempting to match the characteristics of the following index strategies:

          o    The S&P(R) 500 Index Strategy;
          o    The S&P(R) 400 MidCap Index Strategy;
          o    The Small Cap Index Strategy;
          o    The International Index Strategy; and
          o    The Bond Index Strategy.

     The Perspective Index 5 Fund expects to invest in the securities determined by each of the strategies with an approximately equal amount initially invested pursuant to each strategy. Therefore, we have added the following underscored language:

     PRINCIPAL INVESTMENT STRATEGIES. The Perspective Index 5 Fund seeks to achieve its objective by investing NORMALLY, AT LEAST 80% OF ITS ASSETS (NET ASSETS PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES), in the securities attempting to match the characteristics of the following indices:

          o    The S&P(R) 500 Index Strategy;
          o    The S&P(R) 400 MidCap Index Strategy;
          o    The Small Cap Index Strategy;
          o    The International Index Strategy; and
          o    The Bond Index Strategy.


6. PLEASE ADD AS A RISK THE FEES OF THE UNDERLYING FUNDS, I.E. THE LAYERING OF FEES.

     In light of the fact that the prospectus already contains the following disclosure, we respectfully decline this comment:

     As an investor in the Underlying Funds, the Perspective 10 x 10 Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees. The total annual operating expenses of the Perspective 10 x 10 Fund, including the operating expenses of the Underlying Funds in which it invests, is expected to be approximately 1.20% for Class A and 1.95% for Class C.

     The disclosure, which, we have moved to the table of Annual Expenses as footnote 4, clearly indicates that the Fund will bear its pro-rata portion of the Underlying Funds' operating expenses and that as a result, the Fund's total annual operating expenses will be higher. We believe it's more appropriate to include this disclosure as a footnote to the fee table because it is not a risk of investing in the Fund; it is a fact.

7. PLEASE SPECIFY THE CAPITALIZATION RANGE OF THE COMPANIES IN WHICH THE JACKSON PERSPECTIVE OPTIMIZED 5 FUND INVESTS.

     The Principal Investment Strategy for the Jackson Perspective Optimized 5 Fund has been updated. The new language is underscored:

     PRINCIPAL INVESTMENT STRATEGIES. The Perspective Optimized 5 Fund seeks to achieve its objective by investing in the common stocks of ALL CAPITALIZATION companies that are identified by a model based on five separate specialized strategies:


8. PLEASE DELETE THE SECTION ENTITLED "PERFORMANCE" FOR THE JNL MONEY MARKET FUND SINCE THE FUND HAS LESS THAN ONE CALENDAR YEAR OF PERFORMANCE.

     The section entitled "PERFORMANCE" for the JNL Money Market Fund has been deleted in its entirety and replaced with the following:

     PERFORMANCE. Performance information has not been presented because the JNL Money Market Fund has less than one calendar year of performance.


9. PLEASE ADD "...AND MAY COST YOU MORE THAN PAYING OTHER TYPES OF SALES CHARGES" TO THE SECTION ENTITLED "SALES CHARGES AND FEES BY SHARE CLASS."

     We have added the following underscored language to the paragraph following the table in the section entitled "SALES CHARGES AND FEES BY SHARE CLASS":

     To pay for the cost of promoting the Funds and servicing your account, each class of shares has adopted a distribution plan under Rule 12b-1 of the 1940 Act. Because 12b-1 fees are paid out of a Fund's assets on an ongoing basis, they will increase the cost of your investment over time AND MAY COST YOU MORE THAN PAYING OTHER TYPES OF SALES CHARGES. Thus, higher ongoing 12b-1 fees may be less advantageous than paying a front-end sales charge and lower ongoing 12b-1 fees. Higher 12b-1 fees mean a higher expense ratio, so Class C shares pay correspondingly lower dividends and may have a lower total return than Class A shares. The relative impact of a front-end sales charge and ongoing annual expenses will depend on various factors, including the length of time a share is held.


10. PLEASE REVISE THE SECTION ENTITLED "FINANCIAL HIGHLIGHTS" TO REFLECT THE FINANCIAL HIGHLIGHTS FOR THE JNL MONEY MARKET FUND.

     The section entitled "FINANCIAL HIGHLIGHTS" has been deleted in its entirety and replaced with the following:

     The following table provides selected per share data for one share of JNL Money Market Fund. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund assuming reinvestment of dividends and capital gains.

     The information has been audited by KPMG LLP, an independent registered public accounting firm, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Annual Report.

     The financial highlights for the other Funds have not been included since the Funds will commence investment operations as of the effective date of this prospectus.

STATEMENT OF ADDITIONAL INFORMATION

1. PLEASE MAKE THE CHANGES NOTED IN GUIDELINE 19 AND FOOTNOTE 35 FROM THE 1983 GUIDELINES TO FORM N-1A.

     We  have  deleted  paragraph  (1)  in  the  section  entitled   "INVESTMENT
     RESTRICTIONS APPLICABLE TO ALL FUNDS" in its entirety and replaced it with the following:

     (1) A Fund may not invest more than 25% of the value of its respective assets in any particular industry, except that a Fund may invest more than 25% in the domestic banking industry, including, where applicable, United States branches of foreign banks. In certain situations, instruments issued by foreign branches of domestic banks, where appropriately backed by a United States domestic bank parent, will be considered instruments of United States domestic banks. It should be noted that United States domestic bank investment instruments are not guaranteed by the Federal Deposit Insurance Company (FDIC), nor any other government agency. We cannot guarantee the value of any United States domestic bank investment instruments.

2. PLEASE ADD "THE PORTFOLIO MANAGER'S BASE SALARY IS NOT BASED ON INVESTMENT PERFORMANCE OF THE FUND(S)" TO THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE" FOR MELLON CAPITAL MANAGEMENT CORPORATION.

     The underscored language has been added to a paragraph in the sub-section entitled "PORTFOLIO MANAGER COMPENSATION Structure" for Mellon Capital Management Corporation.

     A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs. THE PORTFOLIO MANAGER'S BASE SALARY IS NOT BASED ON INVESTMENT PERFORMANCE OF THE FUND(S).

3. PLEASE REVISE THE SECTION ENTITLED "FINANCIAL STATEMENTS" TO REFLECT THE FINANCIAL STATEMENTS FOR THE JNL MONEY MARKET FUND.

     The section entitled "FINANCIAL STATEMENTS" has been deleted in its entirety and replaced with the following:

     The financial statements of the JNL Investors Series Trust for the period ended October 31, 2006 are incorporated by reference (which means they legally are part of this SAI) from the Trust's Annual Report to shareholders. The Annual Report is available at no charge upon written or telephone request to the Trust at the address and telephone number set forth on the front page of this Statement of Additional Information.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 1, 2006.

We have also filed the Tandy representations with this memorandum.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File
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1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jnli.com
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November 1, 2006

VIA EDGAR

Chad D. Eskildsen
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      JNL Investors Series Trust
         File Nos: 333-43300 and 811-10041

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Investors Series Trust